SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of November, 2006

Copa Holdings, S.A.
(Translation of Registrant’s Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda Urbanización Costa del Este Complejo Business Park, Torre Norte Parque Lefevre Panama City, Panama
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure:  Press Release - COPA HOLDINGS ARRANGES $240 MILLION FINANCING FOR PURCHASE OF EMBRAER 190 AIRCRAFT

Copa Holdings Arranges $240 Million Financing
for Purchase of Embraer 190 Aircraft

Joint Arrangers Will Provide Financing for 10 Aircraft
Scheduled for Delivery in 2006 and 2007

          PANAMA CITY, Nov. 3 /PRNewswire-FirstCall/ -- Copa Holdings (NYSE: CPA), parent company of Copa Airlines and AeroRepublica, today announced it has mandated DVB Bank, Natexis Transport Finance and NORD/LB to provide financing for the acquisition of 10 new Embraer 190, due for delivery in 2006 and 2007. The loan, totaling US$240 million, comprises a senior and a junior tranche. The junior tranche is to be financed by Natexis Transport Finance and NORD/LB and the senior tranche will be financed by the three mandated lead arrangers. The loan will finance aircraft scheduled to be delivered both to Copa Airlines and AeroRepublica.

          “We’re very pleased to have achieved very competitive financing terms which will allow us to continue expanding our Embraer 190 fleet at Copa Airlines and begin the renewal of AeroRepublica’s MD-80 fleet with modern and fuel-efficient aircraft,” commented Victor Vial, CFO of Copa Holdings.

          Copa Holdings S.A., through its Copa Airlines and AeroRepublica operating subsidiaries, is a leading Latin American provider of passenger and cargo service.  Copa Airlines currently offers approximately 110 daily scheduled flights to 35 destinations in 21 countries in North, Central and South America and the Caribbean.  In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines.  AeroRepublica, the second-largest domestic carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines’ Hub of the Americas through daily flights from Bogota and Medellin.

          DVB Bank AG, based in Frankfurt/Main, is an international advisory bank and finance house that specializes in the global transport market. DVB offers integrated financing solutions and advisory services in respect of Shipping, Aviation, Land Transport and Transport Infrastructure. The Bank operates out of offices in Frankfurt/Main, Hamburg, London, New York, Rotterdam, Hong Kong, Singapore, Tokyo, Bergen, Piraeus, and Curacao. DVB Bank AG is listed on the Frankfurt Stock Exchange (ISIN: DE0008045501) - www.dvbbank.com

          Natexis Transport Finance is a wholly-owned Natexis Banques Populaires subsidiary, specializing in aircraft finance. Natexis Banques Populaires is the Banque Populaire Group’s financing, investment banking and services bank and is currently developing a unique offering in receivables management. With more than 12,900 employees and a network of 155 offices, including 117 outside France, the Group’s listed vehicle builds long-term domestic and international partnerships with its clientele of large and medium-sized companies, financial institutions and the Banque Populaires Group network.

          NORD/LB Norddeutsche Landesbank is Northern Germany’s leading universal bank and ranks no. 10 in the country. NORD/LB Group acts as a central bank for 80 savings banks in Lower Saxony, Saxony-Anhalt and Mecklenburg-Western Pomerania. It offers a wide range of financial services to its private, corporate and institutional clients and to the public sector. By the end of 2005 NORD/LB had 5,998 employees. NORD/LB has subsidiaries in Bremen (Bremer Landesbank), Luxembourg (Norddeutsche Landesbank Luxembourg S.A.), and Zurich (Skandifinanz Bank AG) and branches in London, New York, Singapore, and Shanghai as well as a representative in Beijing.

          CPA-G

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.

(Registrant)

Date: 11/02/2006
	By:	/s/ Victor Vial

	Name:	Victor Vial
	Title:	CFO